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OPEN TO ALL INVESTORS · REG CF · SEMIANNUAL DIVIDENDS

EXPERIENCE-DRIVEN CHARGING™

19 Tesla V4 Superchargers at the I-405, I-5, and SR-118 in Los Angeles. **Robot barista. Hot food. High-end restrooms. Real equity.** This is the infrastructure replacing gas stations. And you can own it.

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19	6	Q1 '27
TESLA V4 STALLS	REVENUE STREAMS	TARGET LAUNCH

ROUND 1 RAISE REG CF — **CLOSED** · 3,436 INVESTORS

TOTAL RAISED ROUND 1

$2.05M

THE OPPORTUNITY

OWN WHAT NO STOCK CAN GIVE YOU

> YOU CAN OWN TESLA STOCK. YOU CANNOT OWN A PIECE OF THEIR BEST SUPERCHARGER LOCATIONS AND EARN FROM EVERY SESSION.

Until now.

EVII Mission Hills, Inc. is a California corporation that owns and operates a Tesla destination charging hub at the convergence of the I-405, I-5, and SR-118 in Los Angeles. **This offering is open to everyone.** No accreditation required.

Investors receive **semiannual dividends from operating profits.** This is a new category in real estate. We are creating it.



Invest in EVII Mission Hills, Inc. Round 2

Total Invested: Awaiting Data

Security type: Common Stock

$2.85/share · $300 min. investment · Min. raise $10k · Max. raise $[X]M

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THE PROBLEM

CHARGING SUCKS RIGHT NOW

— Sketchy parking lots, no lighting
— No food, no restrooms, no safety
— 20-40 minutes with nowhere to be
— Infrastructure not keeping up

THE SOLUTION

A REAL DESTINATION

✓ 19 Tesla V4 stalls, 4,000A LADWP
✓ Robot barista, 35+ drinks
✓ Shawarma, tacos, salads
✓ High-end washrooms, skylight finishes
✓ Full-service commissary
✓ Volt.ai AI security, CatStrap protection
✓ Iconic canopy — visible from the freeway

SOCIAL PROOF

3,436 INVESTORS DIDN'T WAIT. NEITHER SHOULD YOU.



FRACTIONAL OWNERSHIP!
PUBLIC EV CHARGING INFRASTRUCTURE IN LOS ANGELES
EV INITIATIVE

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Security type: Common Stock

$2.85/share | $300 min. investment | Min. raise $10k | Max. raise $[X]M

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REVENUE MODEL

SIX WAYS THIS ASSET EARNS. EVERY DAY.

Most charging sites make money one way. Mission Hills is designed to generate revenue six ways, all running simultaneously from a single address.

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Mission Hills, Inc. Round 2

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Security type: Common Stock

$2.85/share | $300 min. investment | Min. raise $10k | Max. raise $[X]M

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EV Initiative Charging Network
NOURISHMENT ZONE
EVINITIATIVE.COM
TACO'S · SHAWARMA · SALADS
TESLA

01 /

EV CHARGING FEES

02 /

LCFS CARBON CREDITS

03 /

FOOD & BEVERAGE

01 /

EV CHARGING FEES

Per-session fees from 19 Tesla V4 Supercharger stalls serving 600,000+ daily corridor vehicles. Year 1 projected: $3,029,208.

02 /

LCFS CARBON CREDITS

California Low Carbon Fuel Standard credits generate significant additional income per kWh delivered, managed through STX Group. Projected Year 1: $663,408.

03 /

FOOD & BEVERAGE

Food trailer: shawarma, tacos, salads. High-m
40 minute dwell window. Projected Year 1: $1,5

04 /

ROBO-BARISTA

Robot barista with 35+ drinks. Automated, high-margin, zero staffing. Projected Year 1: $489,334.

05 /

SMART VENDING

Smart vending machines stocked with drinks, snacks, and road essentials. 24/7, no staffing required. Projected Year 1: $126,217.

06 /

APP & ECOSYSTEM

KioCafe VPOS loyalty platform. Tap-to-pay, m
transaction builds the next visit. Projected Ye

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PROJECTED YEAR 1 REVENUE BREAKDOWN — HOVER TO EXPLORE

EV Charging	$3.03M
Food & Beverage	$1.58M
LCFS Credits	$663K
Robo-Barista	$489K
Smart Vending	$126K
App / Digital	$10K

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INVESTOR RETURNS

THE NUMBERS. FROM THE MODEL.

Round 2 is currently open at $2.85 per share through PicMii Crowdfunding LLC, a FINRA/SEC registered funding portal. SEC-qualified under Regulation CF. Full disclosures, risk factors, and financial statements are available in our Form C filing on SEC EDGAR.

Invest in EVII Mission Hills, Inc. Round 2

Total Invested: Awaiting Data

Security type: Common Stock

$2.85/share | $300 min. investment | Min. raise $10k | Max. raise $[X]M

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ROUND 1 SHARE PRICE	ROUND 2 SHARE PRICE (+53%)	TOTAL RAISED RO
$1.86	$2.85	$2.05M
Reg CF — Closed · 3,436 investors	Reg CF — Open Now · SEC-Qualified	From 3,436 investors · 100% social media

HOW WE BUILT THESE NUMBERS

We did not work backward from a target return. These projections are built from three sources: utilization data shared directly with us by Tesla corporate, EV adoption modeling from Stable Auto, and traffic analysis of the 577,000+ daily vehicle movements at the 405/5/118 interchange. We modeled conservative, base, and upside scenarios. What you see below is what the math produced.

The base case assumes 14 charging sessions per stall per day at $0.60/kWh. The Tesla Diner in Hollywood — 80 stalls, hot food, drinks, restrooms, and media — averages 28 sessions per stall per day. Our upside case assumes 20 sessions, which is still below what the Tesla Diner delivers. Mission Hills has one structural advantage they do not have: we sit at the foot of the 405, flanked by the 118 and I-5, in the San Fernando Valley — the highest EV-adopting residential corridor in Los Angeles. All assumptions are disclosed in full in our Form C, filed with the SEC.

Tesla corporate utilization data | Stable Auto EV adoption modeling | 577K+ daily vehicles at interchange | Conservative, base, and upside scenarios | Full assumptions in SEC Form C filing

PROJECTED IRR — BASE CASE	PAYBACK PERIOD — BASE CASE	CASH-ON-CASH MULTIPLE — BASE CASE	10-YEAR CUMULATIVE TO 30% INVESTOR

PROJECTED IRR — BASE CASE	PAYBACK PERIOD — BASE CASE	CASH-ON-CASH MULTIPLE — BASE CASE	10-YEAR CUMU
29.8%	**4**	**3.72X**	**$**
10-year horizon · 14 sessions/stall/day	Years · 14 sessions/stall/day	Projected over 10 years · base case	Projected cumula

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Security type: Common Stock

$2.85/share · $300 min. investment · Min. raise $10k · Max. raise $[X]M

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WHY DIVIDENDS CHANGE EVERYTHING

MOST EQUITY CROWDFUNDING PAYS YOU NOTHING UNTIL AN EXIT. WE PAY YOU TWICE A YEAR.

EVII Mission Hills, Inc. distributes profits to all shareholders semiannually — starting from when we open. Six revenue streams running simultaneously means the asset earns from multiple directions every single day.

$421K
Projected Year 1 distribution to 30% investor

2X/YR
From operating profits

$1.03M
Projected Year 1 net income

$5.90M
Projected annual gross revenue

PROJECTED YEAR 1 REVENUE BY STREAM

EV Charging	
Food & Beverage	
LCFS Carbon Credits	
Robo-Barista	$489,334
Smart Vending	$126,217
App / Digital Ecosystem	$9,709
Projected Total Year 1 Gross Revenue	**$5,898,500**

CONSERVATIVE	BASE CASE	UPSIDE
2.4% IRR	**29.8%** IRR	**64.0%** IRR
8 sessions/stall/day · $0.55/kWh	14 sessions/stall/day · $0.60/kWh	20 sessions/stall/day · $0.68/kWh
1.15x multiple · 9yr payback. Slower ramp, lower utilization.	3.72x multiple · 4yr payback. The Tesla Diner Hollywood averages 28 sessions/stall/day across 80 stalls.	8.68x multiple · 2yr payback. Full utilization, all revenue streams firing.

SEC-QUALIFIED OFFERING

This offering is SEC-qualified under Regulation CF. Full disclosures, risk factors, and financial statements are available in our Form C filing on SEC EDGAR.

ALL ASSUMPTIONS DISCLOSED

Projections are based on session count assumptions, not revenue guarantees. The Form C i risk factors, and the complete assumptions behind every number on this page.

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Security type: Common Stock

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All projections are forward-looking estimates based on the EVII Mission Hills Master Financial Model. The Tesla Diner Hollywood (80 stalls) averages 28 sessions per stall per day. Our base case assumes 14 sessions per stall per day; actual results may vary materially. high degree of risk including the potential loss of the entire investment. Past performance is not indicative of future results. Review the complete Form C filing on SEC EDGAR before investing. Consult your legal, tax, and financial advisors.

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INVESTMENT DETAILS

THE TERMS.

SECURITY TYPE	Class B Non-Voting Common Stock	ISSUER	EVII Mission Hills, Inc. (CA Corp)
OFFERING	Reg CF — Open to All Investors	SHARE PRICE	$2.85/share
MINIMUM INVESTMENT	$300	DIVIDENDS	Semiannual from Operating Profits

MINIMUM INVESTMENT	$300	DIVIDENDS	Sem
CAPITAL STACK	$10.75M ($4.75M C-PACE + $6M Equity)	TARGET OPERATIONS	
PLATFORM	PicMii Crowdfunding LLC — FINRA/SEC Registered Funding Portal	RAISE TARGET	$10,000 minimum target · $3,500,000 maximum · Offering deadli individual purchase is $300. If the minimum target is not reached commitments will be cancelled and committ
OFFERING DEADLINE	April 30, 2026	SEC FILING	

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OUR VISION

MISSION HILLS IS HUB #1. THE PLATFORM SCALES.

EV Initiative is building a network of destination charging hubs — each one a landmark, each one its own investment. Three tiers. One brand. A growing advertising network that compounds in value as every new location comes online.


Network
EV Initiative Ch
Charging Network
EV Initiative C
EV Initial ve Charging Net

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Los Angeles needs more charging infrastructure. We build destinations people choose to come back to — not just out of utility.

Next in the pipeline: Woodland Hills, Marina Del Rey, Orange County. Long-term: national. Each new location expands the EV Initiative Advertising Network — more screens, more reach, compounding value for every investor in eve

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MARKET OPPORTUNITY

THE BIGGEST EV MARKET IN AMERICA. UNDERSERVED.

1 IN 4	600K+	2M+	#1
Cars Sold in CA Already Electric	Vehicles/Day on the Corridor	Residents Within 10 Miles	Los Angeles EV Adoption Nationally

1 in 4 cars sold in California is already electric — driven by real consumer demand. The San Fernando Valley leads the region. And it has almost no destination-quality charging infrastructure to show for it.

In the 20th century, the gas station corner lot built generational wealth. **That transition is happening again, right now.** The investors who move early will own the corners.

This window is open. It will not stay open long.

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EV INITIATIVE
15555 SAN FERNANDO MISSION BLVD, MISSION HILLS, CA 91345, USA
EVI VENTURE II, LLC.
±146,000 VPD
±187,000 VPD
±244,000 VPD
INTERSTATE 405
INTERSTATE 5
CALIFORNIA 118
SAN FERNANDO MISSION BLVD
GRANADA HILLS
San Fernando
Trader Joe's
John F. Kennedy High School
Providence Holy Cross Medical Center
Galpin Honda
Costco Wholesale
COSTCO WHOLESALE
IN-N-OUT BURGER
24 Hour Fitness
Regency Theatres
Mary Immaculate Catholic Church
LAPD Edward M. Davis Training Facility
Las Palmas Park

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Security type: Common Stock

$2.85/share | $300 min. investment | Min. raise $10k | Max. raise $[X]M

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WHY INVEST

FOUR REASONS. NO FLUFF.

01 /

OWN WHAT NO STOCK CAN GIVE YOU

Tesla stock gives you exposure to everything they do. EV Initiative gives you direct equity in one high-performance charging destination and semiannual dividends from its actual operating profits. That deal exists nowhere else.

02 /

A NEW REAL ESTATE CATEGORY — WE'RE FIRST

Gas stations built fortunes on highway corners in the 20th century. EV charging destinations are doing it in the 21st. We are creating the category: Real Estate + Experience-Driven Charging™. Mission Hills is the flagship.

03 /

THE LOCATION CANNOT BE REPLICATED

Direct I-405 access at the convergence of three major freeways. 600,000 vehicles daily. Built into Tesla's global navigation — drivers are routed here automatically. There is no land left like this in the San Fernando Valley.

04 /

SIX REVENUE STREAMS, ONE ASSET

Charging fees. LCFS carbon credits. Food and beverage. Vending. Digital advertising. Audio advertising. All running simultaneously from a single address during every 15-to-40-minute session.

DESTINATION ECOSYSTEM

DESIGNED TO MAXIMIZE REVENUE PER SESSION.

A 20–40 minute charging session is a predictable, captive window. Mission Hills is engineered to monetize every minute of it.

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EV INITIATIVE



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⚡ TESLA INFRASTRUCTURE

19 V4 SUPERCHARGERS

- ✓ NACS and CCS — both standards, 2 ADA stalls
- ✓ Built into Tesla navigation and routing
- ✓ 4,000A LADWP service — full power
- ✓ Predictable dwell time aligned with on-site spending

HYDRATION ZONE

ROBOT BARISTA

- ✓ KioCafe 3.5E — 35+ drinks, capped and presented
- ✓ Tap-to-pay and mobile order-ahead
- ✓ Smart vending: water, energy drinks, snacks
- ✓ Converts dwell time into impulse purchases

NOURISHMENT ZONE

HOT FOOD TRAILER

- ✓ 18-22 ft shore-powered food trailer
- ✓ Tacos, shawarma, salads — real food
- ✓ Generator-free, quiet operation
- ✓ Full-service commissary on-site

⚡ Invest Now

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Security type: Common Stock

$2.85/share | $300 min. investment | Min. raise $10k | Max. raise $[X]M

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DRIVER EXPERIENCE INFRASTRUCTURE

DESIGNED FOR REPEAT VISITS. NOT JUST UTILITY.

Drivers choose charging locations based on safety, cleanliness, and what else they can do while they wait. Mission Hills wins on every dimension.

DESTINATION EXPERIENCE

- ✓ Robotic barista, food service, and retail ecosystem
- ✓ On-site staff for cleanliness and operations
- ✓ Serves EV drivers, office workers, and the community

PREMIUM WASHROOMS

- ✓ Architecturally designed with skylight and high-end finishes
- ✓ Maintained continuously by on-site staff
- ✓ **Clean washrooms drive repeat visits**

SAFE + ILLUMINATED

- ✓ Iconic branded canopy with full LED illumination
- ✓ 18 Volt.ai AI-monitored cameras, 24/7
- ✓ CatStrap cable protectors with blue-dye anti-vandal burst

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DIGITAL INFRASTRUCTURE

THE STARBUCKS REWARDS MODEL. FOR EV CHARGING.

Starbucks Rewards is one of the most profitable loyalty programs in history. It doesn't just bring people back — it gets them to **preload money, order ahead, and spend more per visit**. Mission Hills runs the same playbook.


GO
$2.45
$1.60
$3.20
Menu
Orders

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Security type: Common Stock

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WHY STARBUCKS REWARDS WORKS

Starbucks Rewards has over 34 million active members. Members visit **3x more often** than non-members and **spend 2x more** per visit. The preloaded wallet alone holds billions of dollars in float — money customers have already committed to spending before they even walk in the door.

The secret isn't the coffee. It's the **habit loop**: earn points, get rewarded, come back, earn more. Each cycle deepens the relationship and increases the lifetime value of every customer.

Starbucks: Coffee + Rewards
You come for the coffee. You stay for the points. You come back for the free drink.

Mission Hills: Charging + Rewards
You come to charge. You buy a coffee and a shawarma. You earn points. You come back — and you bring your wallet.

THE EV INITIATIVE LOYALTY ENGINE

Powered by the KioCafe VPOS platform. Every transaction — coffee, tacos, vending — feeds a loyalty flywheel that turns one-time visitors into regulars.

01 **Preloaded Wallet**
Customers load money in advance — just like Starbucks. That committed spend is revenue before they even arrive.

02 **Order Ahead**
Order your coffee and food before you arrive. Your robot barista drink is waiting when yo

03 **Points and Rewards**
Every purchase earns points. Free drinks, discounts, and perks bring drivers back — and

04 **Data Flywheel**
Every transaction builds a customer profile. Personalized offers increase spend per visit

Starbucks made loyalty a profit center. We built the same system into a place EV dri
That's the edge.

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3X	2X	15-40	6
More frequent visits from loyalty members (Starbucks benchmark)	Higher spend per visit vs non-members	Minutes of captive dwell time every session	Revenue streams all fed by one loyalty system

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BUSINESS MODEL

BUSINESS MODEL

ONE SITE. ONE CORPORATION. ONE CAP TABLE.



DIRECT EQUITY

Shares in EVII Mission Hills, Inc. — the specific California corporation that owns and operates this site. Your return is tied directly to this asset's performance.

SEMIANNUAL DIVIDENDS

Distributions from operating profits paid twice a year. Every car that plugs in triggers multiple revenue events simultaneously across six streams.

NETWORK EFFECT

As the platform grows, the EV Initiative Advertising Network expands. More sites mean higher ad rates and more value for every investor in every hub.

Built to own. Not to flip. **Six revenue streams from day one. Every car that plugs in triggers multiple revenue events.**

Invest in EVII Mission Hills, Inc. Round 2

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Security type: Common Stock

$2.85/share | $300 min. investment | Min. raise $10k | Max. raise $[X]M

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INVESTMENT CALCULATOR

HOW MUCH COULD YOU EARN?

Adjust your investment amount and see projected semiannual dividends based on our base case financial model.

INVESTMENT AMOUNT

$ 300

QUICK SELECT

$500 | $1K | $2.5K | $5K | $10K | $25K

SCENARIO

Conservative | Base | Upside

SHARES PURCHASED

105 SHARES

ANNUAL DIVIDEND (EST.)

$21

Paid semiannually — twice per year

Per Payout $11	10-Year Return $335
Equity Multiple 3.72X	IRR 29.8%

Projections based on EVII Mission Hills Master Financial Model. Forward-looking estimates only. Actual results may differ. Not financial advice.

Invest in EVII Mission Hills, Inc. Round 2

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ABOUT US

WE BUILD DESTINATIONS, NOT JUST CHARGERS.

EV Initiative is the company creating Real Estate + Experience-Driven Charging™ — premium, freeway-accessible EV charging destinations that combine Tesla Supercharger infrastructure with on-site experiences that earn repeat visits and generate revenue six ways.

Every location is its own California corporation with its own cap table. Investors in EVII Mission Hills, Inc. own this site specifically. Not a fund. Not a REIT. Direct equity. Semiannual dividends. One address.

Mission Hills is our flagship. Permits in weeks. Groundbreaking June 2026. Revenue begins Q1 2027.



Network
EV Initiative
Charging Network

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TRACTION & MILESTONES

WE ARE NOT STARTING FROM ZERO.

$2.05M	5,100+	$4.75M	4,000A
Raised in Round 1 3,436 investors · zero brokers	Community Members at evinitiative.network	C-PACE Secured Construction financing · retired within 24 months	LADWP Committed Tesla agreement in place

Mar 2026	**Issue for Permit drawings filed** with the City of Los Angeles — Civil, Electrical, Mechanical, Plumbing, Telecom, and Structural complete.
May 2026	**Permits targeted.** Tesla agreement in place. LADWP service committed.
Jun 2026	**Groundbreaking.** Site preparation and construction commencement.
Q1 2027	**Operational launch.** Revenue generation and semiannual dividends begin.

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THE TEAM

THE PEOPLE BUILDING THIS.



AARON ZERALDO

Chief Executive Officer, EV Initiative

Co-founder and CEO of EVI Infrastructure, Inc. Led the most successful EV charging crowdfunding campaign in history — $2.05M from 3,436 investors via Meta and TikTok alone.



WARREN NAVARRO

Chief Operating Officer, EV Initiative

COO of EV Initiative. Manages all development operations for EVII Mission Hills — GC procurement, capital stack, permitting, Tesla integration, and project timeline from

Drives business development, investor relations, and the national expansion of the EV Initiative platform.

LinkedIn

groundbreaking through launch. Works directly with Coffman Engineers, LADWP, and the City of Los Angeles.

LinkedIn

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COMMUNITY

ASK THE FOUNDERS

Have a question about EVII Mission Hills? Ask Aaron and Warren directly — they answer every question personally.

ALSO ON YAHOO.COM

- Postproductor / Operador (Madrid) — 9 years ago · 1 comment — Ofertas laborales para las industrias creativas
- Blog of --- Yi-Chen — 9 years ago · 4 comments — Welcome! Feel free to look around!
- Joan Tolos — 9 years ago · 1 comment — Experiences and thoughts as a coder
- Postproductor / Operador (Mad… — 9 years ago · 1 co… — Ofertas laborales para las industrias creati…

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QUESTIONS & ANSWERS

INVESTOR FAQ

Everything you need to know before investing in EVII Mission Hills.

INVESTMENT PROCESS

- How do I invest?
- What is the minimum investment?
- Who can invest?
- When does the offering close?
- Can I cancel my investment?

THE OFFERING

THE OFFERING

- What am I actually buying?
- What is the capital structure?
- Is this SEC-qualified?

RISKS & RETURNS

- What are the projected returns?
- What are the risks?
- How liquid is this investment?

AFTER YOU INVEST

- When will I receive dividends?
- How will I track my investment?
- How do I contact the team?

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EXPERIENCE-DRIVEN CHARGING™

"HIGH-END EV CHARGING, ENABLING THE NEXT GENERATION"

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GET IN EARLY

THE ELECTRIC GAS STATION IS BEING BUILT. COME OWN IT.

Mission Hills is a direct ownership stake in next-generation transportation infrastructure serving Los Angeles. Open to all investors. Semiannual dividends. Permits in weeks.

This offering is conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding portal. Minimum investment: $300. Maximum raise: $3,500,000. Offering deadline: April 30, 2026.



GET IN EARLY
THE ELECTRIC GAS STATION IS BEING BUILT.
COME OWN IT.
Mission Hills is a direct ownership stake in next-generation transportation infrastructure serving Los Angeles. Open to all investors. Semiannual dividends. Permits in weeks.
This offering is conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding portal. Minimum investment: $300. Maximum raise: $3,500,000. Offering deadline: April 30, 2026.
Invest Now — Reg CF
This page is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Investing in private placements involves a high degree of risk including the potential loss of the entire investment. Past performance is not indicative of future results. All forward-looking statements are based on assumptions that may not be realized. Consult your legal, tax, and financial advisors before investing. EVII Mission Hills, Inc. — California Corporation. Reg CF offering conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding portal. © 2026 EV Initiative Infrastructure. Experience-Driven Charging™ and EV Initiative Destination Charging Infrastructure™ are trademarks of EV Initiative.
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EV Initiative Infrastructure
EVII Mission Hills, Inc. · 15555 San Fernando Mission Blvd, Mission Hills, CA 91345
evinitiative.com
evinitiative.network
Contact
Experience-Driven Charging™ · EV Initiative Destination Charging Infrastructure™